SHIN CORPORATION

RECEIVED
2004 JUL -9 A 9:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 2, 2004

The U.S. Securities and Exchange Comm[redacted]
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance
Washington, DC 20549
UNITED STATES OF AMERICA

04035399

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 085/2004**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in June 2004

  Date: July 2, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

RECEIPT COPY
Received by:
Date:

Enclosure

dlw 7/13

Summary Translation Letter
To the Stock Exchange of Thailand
July 2, 2004

SH 085/2004

July 2, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in June 2004

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

The Details of ESOP	ESOP Grant I	ESOP Grant II
Issued Amount	29,000,000 units	18,083,700 units
Issued Dated	March 27, 2002	May 30, 2003
Exercise Price	Baht 17.80 per share	Baht 13.67 per share
Exercise Ratio	1 warrant per 1 ordinary share	
Maturity of warrants	5 years from the first date of the issuance and offering of warrants	

The Company would like to report the results of the exercise of warrants to purchase the Company's ordinary shares to directors and employees of the Company in June 2004, as follows;

The Details of ESOP	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	420,000 units	28,100 units
The number of remaining unexercised warrants	17,033,400 units	17,549,800 units
The number of ordinary shares derived from this exercise	420,000 shares	28,100 shares
The number of remaining ordinary shares reserved for warrants	17,033,400 shares	17,549,800 shares